UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Ondas Holdings Inc.

(Name of Issuer)

Common Stock par value $0.0001

(Title of Class of Securities)

68236H204

(CUSIP Number)

Joseph V. Popolo
Commonwealth Hall at Old Parkland

3899 Maple Avenue, Suite 100

Dallas, Texas 75219

(214) 395-1213

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

- with copies to-

Richard Silfen
Duane Morris LLP
30 South 17th Street
Philadelphia, PA 19103
(215) 979-1225

August 20, 2023

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 68236H204	SCHEDULE 13D

1	NAME OF REPORTING PERSON Charles & Potomac Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,223,322 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,223,322 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,223,322 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.81% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	Includes (i) 1,397,530 shares of common stock of Ondas Holdings Inc. held directly by Charles & Potomac Capital, LLC and (ii) 7,825,792 shares of common stock of Ondas Holdings Inc. issuable upon the exercise of warrants that are exercisable within 60 days after August 20, 2023 and held directly by Stage 1 Growth Fund LLC (Series WAVE, Class A) (the "SPV"). Excludes warrants to purchase 2,374,208 shares of common stock of Ondas Holdings Inc. held directly by the SPV and beneficially owned by Charles & Potomac Capital, LLC that are not exercisable until November 9, 2023.
(2)	Calculated using 54,457,667 shares of common stock of Ondas Holdings Inc. outstanding as of August 8, 2023, as reported on the Form 10-Q filed by Ondas Holdings Inc. with the Securities and Exchange Commission (the “SEC”) on August 14, 2023, and added to that number, pursuant to Rule 13d-3 of the Act, 7,825,792 shares of common stock of Ondas Holdings Inc. issuable upon the exercise of the warrants.

CUSIP No. 68236H204	SCHEDULE 13D

1	NAME OF REPORTING PERSON Joseph V. Popolo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 251,295 (1)
	8	SHARED VOTING POWER 9,223,322 (2)
	9	SOLE DISPOSITIVE POWER 251,295 (1)
	10	SHARED DISPOSITIVE POWER 9,223,322 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,474,617
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.21% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 251,295 shares of common stock of Ondas Holdings Inc. held directly by Joseph V. Popolo.
(2)	Includes (i) 1,397,530 shares of common stock of Ondas Holdings Inc. held directly by Charles & Potomac Capital, LLC, and (ii) 7,825,792 shares of common stock of Ondas Holdings Inc. issuable upon the exercise of warrants that are exercisable within 60 days after August 20, 2023 and held directly by the SPV. Excludes warrants to purchase 2,374,208 shares of common stock of Ondas Holdings Inc. held directly by the SPV and beneficially owned by Joseph V. Popolo that are not exercisable until November 9, 2023.
(3)	Calculated using 54,457,667 shares of common stock of Ondas Holdings Inc. outstanding as of August 8, 2023, as reported on the Form 10-Q filed by Ondas Holdings Inc. with the SEC on August 14, 2023, and added to that number, pursuant to Rule 13d-3 of the Act, 7,825,792 shares of common stock of Ondas Holdings Inc. issuable upon the exercise of the warrants.

CUSIP No. 68236H204	SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share (the “Shares”), of Ondas Holdings Inc., a Nevada corporation (the “Issuer”), whose principal executive office is located at 411 Waverly Oaks Road, Suite 114, Waltham, MA 02452.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed jointly by (1) Charles & Potomac Capital, LLC, a Texas limited liability company (“C&P”); and (2) Joseph V. Popolo (“Popolo” and together with C&P, the “Reporting Persons”). The joint filing agreement of the Reporting Persons is attached hereto as Exhibit 1.

CFO Fund GenPar, LLC, a Texas limited liability company (the “Related Party”), is the Managing Member of C&P. Popolo is the only executive officer of C&P and the sole control person of the Related Party.

(b) The principal business address of the Reporting Persons and the Related Party is Commonwealth Hall at Old Parkland, 3899 Maple Avenue, Suite 100, Dallas, Texas 75219.

(c) C&P is a private investment firm focused on technology, energy, healthcare, media, and real estate. With investments in private equity and venture capital funds, as well as direct investments, C&P provides capital and management expertise to businesses around the globe. Popolo’s present principal occupation is the Chief Executive Officer of C&P. The Related Party is a family office-affiliated entity that manages investments held by multiple entities, including C&P.

Stage 1 Growth Fund LLC (Series WAVE, Class A) (the “SPV”), a special purpose vehicle established to invest in Ondas Networks Inc., a subsidiary of the Issuer (“Ondas Networks”), directly holds the warrants to purchase 7,825,792 Shares at an exercise price of $0.89, on a one-to-one basis (the “Warrants”). C&P has voting and dispositive power over the Warrants and thus is the beneficial owner (as defined in Rule 13d-3 of the Act) of 7,825,792 Shares issuable upon exercise of the Warrants.  The SPV does not have the right to obtain voting or dispositive power over such Shares within 60 days, and therefore is not deemed to beneficially own such Shares under Rule 13d-3 of the Act.  As the control person of C&P, Popolo is deemed to share voting and dispositive power over such Shares, as well as the Shares directly owned by C&P.

(d)-(e) During the last five years, none of the Reporting Persons and, to the Reporting Persons’ knowledge, the Related Party (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.

(f) C&P and the Related Party are Texas limited liability companies. Popolo is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On July 9, 2023, the SPV entered into a Preferred Stock Purchase Agreement (the “Purchase Agreement”), as amended by that certain Amendment to Preferred Stock Purchase Agreement (the “Amendment,” and together with the Purchase Agreement, the “Amended Purchase Agreement”) with Ondas Networks, which provides for the purchase by the SPV in one or more closings, preferred stock of Ondas Networks and, in connection with the purchase by the SPV of preferred stock of Ondas Networks, the issuance of warrants to purchase the Shares of the Issuer. Pursuant to the Amended Purchase Agreement, on July 21, 2023, the SPV purchased 329,238 shares of preferred stock of Ondas Networks in an initial closing (the “Initial Closing”) for an aggregate purchase price of $11,508,517 and, in connection with the Initial Closing, the Issuer issued to the SPV the Warrants, which are exercisable beginning on October 19, 2023. On August 11, 2023, SPV purchased 99,885 shares of preferred stock of Ondas Networks in a subsequent closing (the “Subsequent Closing”) for an aggregate purchase price of $3,491,483 and, in connection with the Subsequent Closing, the Issuer issued to the SPV warrants to purchase 2,374,208 Shares at an exercise price of $0.89, on a one-to-one basis (the “Subsequent Warrants”). The Subsequent Warrants are exercisable beginning on November 9, 2023. The source of funds for the transaction was capital contributions to SPV from C&P and other investors. No borrowed funds were used to purchase the Warrants and Subsequent Warrants.

CUSIP No. 68236H204	SCHEDULE 13D

The description of (i) the Warrants and the Subsequent Warrants, (ii) the Purchase Agreement and (iii) the Amendment included in this Schedule 13D does not purport to be complete and is qualified in its entirety by reference to the text of (a) the Form of Warrant, (b) the Purchase Agreement and (c) the Amendment, respectively, which are filed as Exhibits 2, 3 and 4, respectively, to this Schedule 13D and incorporated by reference herein.

The net investment cost to purchase the Shares upon the exercise of the Warrants and the Subsequent Warrants is expected to be $6,964,954.88 and $2,113,045.12, respectively. Funds to acquire the Shares upon the exercise of the Warrants and the Subsequent Warrants are expected to be from investment capital to be contributed to SPV by C&P and other investors.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons caused the SPV to purchase the Warrants and the Subsequent Warrants for investment purposes. Except that the Reporting Persons may cause the SPV (i) to appoint to the five-member board of directors of Ondas Networks (A) two directors (one of which directors currently is Popolo) for so long as SPV and its affiliates continue to own beneficially any shares of common stock of Ondas Networks (including shares issuable upon conversion of preferred stock of Ondas Networks) and (B) one independent director who must also be acceptable to the common stockholders of Ondas Networks, and (ii) to exercise the Warrants and the Subsequent Warrants in accordance with their respective terms to purchase the applicable Shares, the Reporting Persons have no present plans which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right, in light of their ongoing evaluation of the Issuer’s financial condition, business, operations and prospects, the market price of the Shares, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change their plans and intentions at any time, as they deem appropriate. In addition, the Reporting Persons (and their affiliates) reserve the right, subject to any applicable law, to enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the securities of the Issuer.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) – (b) The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D (including footnotes thereto) is incorporated herein by reference. The Related Party, as the Managing Member of C&P, is deemed to share voting and dispositive power over, and therefore is deemed to beneficially own, 9,223,322 Shares that are beneficially owned by C&P, which represent 14.81% of the Shares outstanding. The Reporting Persons’ and the Related Party’s beneficial ownership percentage is calculated using 54,457,667 Shares outstanding as of August 8, 2023, as reported on the Issuer’s Form 10-Q filed with the SEC on August 14, 2023, and added to that number, pursuant to Rule 13d-3 of the Act, 7,825,792 Shares issuable upon the exercise of the Reporting Persons’ Warrants.

(c) The information in Items 3 and 4 of this Schedule 13D is incorporated herein by reference. The Reporting Persons and the Related Party have not engaged in any transaction in the Shares in the 60 days prior to the filing of this Schedule 13D other than as described in Items 3 and 4.

(d) None.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 4 of this Schedule 13D is incorporated by reference in this Item 6.

The Issuer and the SPV entered into, (i) at the Initial Closing, a registration rights agreement (the “Registration Rights Agreement”) with respect to the Shares issuable upon the exercise of the Warrants and (ii) at the Subsequent Closing, a registration rights agreement (the “Subsequent Registration Rights Agreement”) with respect to the Shares issuable upon the exercise of the Subsequent Warrants. The Registration Rights Agreement and the Subsequent Registration Rights Agreement require the Issuer to, among other things, file a registration statement with the SEC covering the resale of the Shares issuable upon exercise of the Warrants and Subsequent Warrants, respectively, no later 180 calendar days following the date of the Initial Closing, and to use commercially reasonable efforts to have such registration statement declared effective as promptly as possible thereafter. The Issuer has agreed to bear all expenses of such registration.

CUSIP No. 68236H204	SCHEDULE 13D

The description of the Registration Rights Agreement and the Subsequent Registration Rights Agreement included in this Schedule 13D does not purport to be complete and is qualified in its entirety by reference to the text of the Registration Rights Agreement and the Subsequent Registration Rights Agreement, which are filed as Exhibits 5 and 6, respectively, to this Schedule 13D and incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

1	Joint Filing Agreement (filed herewith).
2	Form of Warrant (incorporated by herein by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed by the Issuer with the SEC on August 16, 2023).
3	Preferred Stock Purchase Agreement, dated July 9, 2023, between Ondas Networks and the SPV (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed by the Issuer with the SEC on July 10, 2023).
4	Amendment to Preferred Stock Purchase Agreement, dated July 21, 2023, between Ondas Networks and the SPV (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed by the Issuer with the SEC on July 24, 2023).
5	Registration Rights Agreement, dated July 21, 2023, between the Issuer and the SPV (incorporated herein by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed by the Issuer with the SEC on July 24, 2023).
6	Registration Rights Agreement, dated August 11, 2023, between the Issuer and the SPV (incorporated herein by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed by the Issuer with the SEC on August 16, 2023).

CUSIP No. 68236H204	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 2023	CHARLES & POTOMAC CAPITAL, LLC

	By:	/s/ Joseph V. Popolo
	Name:	Joseph V. Popolo
	Title:	Chief Executive Officer

Date: August 29, 2023	JOSEPH V. POPOLO

/s/ Joseph V. Popolo